Exhibit 99.1

CALEDONIA MINING CORPORATION PLC
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation Plc (the “Company”) will be held on Friday, May 20, 2016 at 10:00 a.m. (UK time) at 43/45 La Motte Street, St Helier, Jersey JE4 8SD, Channel Islands to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions:
1.	To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2015, together with the report of the auditor thereon;
2.	To reappoint each of the following directors of the Company for the ensuing year, each such resolution to be proposed as a separate resolution:
(a)	Leigh A. Wilson, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(b)	Steven Curtis, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(c)	Mark Learmonth, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(d)	James Johnstone, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(e)	John Kelly, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(f)	Johan Holtzhausen, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director; and
3.	To reappoint the auditor of the Company for the ensuing year provided that the auditor is authorized under Jersey law to act as the auditor of the Company or, if it is not so authorised, to appoint KPMG Channel Islands Limited or, failing that, KPMG Audit Plc as the auditor of the Company and authorize the directors to fix its remuneration.
April 15, 2016 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of the Meeting.  The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.
To be entitled to attend and vote at the Meeting, shareholders must be registered in the register of members of the Company at 10:00 a.m. (UK time) on Wednesday, May 18, 2016 (or, in the event of any adjournment, 48 hours prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting.  Shareholders have a right to ask questions at the Meeting.
In order to ensure representation at the Meeting, registered shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 10:00 a.m. (UK time) on Wednesday, May 18, 2016 or 48 hours prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their form of proxy and vote their shares. Non registered shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non registered shareholders adhere to the voting instructions provided to them by their nominee.
DATED as of the 21st day of April, 2016.
By order of the Board of Directors
CALEDONIA MINING CORPORATION PLC

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman